Mail Stop 4561

January 22, 2008

Christopher C. Jurey
Chief Financial Officer
Northwest Bancorporation, Inc.
421 W. Riverside
Spokane, WA 99201

       Re: **Northwest Bancorporation, Inc.**
                 Form 10-KSB for Fiscal Year Ended
                 December 31, 2006
                 Filed March 21, 2007
                 File No. 0-24151

Dear Mr. Jurey:

      We have completed our review of your Form 10-KSB and related filings and have
no further comments at this time.

                 Sincerely,

                 John P. Nolan
                 Accounting Branch Chief